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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

THE NEPTUNE SOCIETY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

640776 20 9
(CUSIP Number)

March 22, 2002
(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /    Rule 13d-1(b)

        /x/    Rule 13d-1(c)

        / /    Rule 13d-1(d)

CUSIP No. 640776 20 9	13G

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) The Apogee Companies, Inc. ("Apogee"); FEIN: 95-434844

2	Check the Appropriate Box if a Member of a Group	(a)	☐
	(See Instructions)	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power: 10,622 shares of Common Stock

		6	Shared Voting Power: 0

		7	Sole Dispositive Power: 10,622 shares of Common Stock

		8	Shared Dispositive Power: 173,887 shares of Common Stock (includes 10,208 shares issuable upon conversion of a convertible debenture)

9	Aggregate Amount Beneficially Owned by Each Reporting Person: 184,509 shares of Common Stock (includes 10,208 shares issuable upon conversion of a convertible debenture)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9): 7.6%

12	Type of Reporting Person (See Instructions): CO

CUSIP No. 640776 20 9	13G

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Green Leaf Investors I, LLC; FEIN: 95-4874092

2	Check the Appropriate Box if a Member of a Group	(a)	☐
	(See Instructions)	(b)	☒

3	SEC Use Only

4	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned by Each Reporting Person With:		5	Sole Voting Power: 311,447 shares of Common Stock (includes 225,000 shares issuable upon conversion of a convertible debenture and 7,500 shares issuable upon exercise of warrant)

		6	Shared Voting Power: 0

		7	Sole Dispositive Power: 311,447 shares of Common Stock (includes 225,000 shares issuable upon conversion of a convertible debenture and 7,500 shares issuable upon exercise of warrant)

		8	Shared Dispositive Power: 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person:

311,447 shares of Common Stock (includes 225,000 shares issuable upon conversion of a convertible debenture and 7,500 shares issuable upon exercise of warrant)

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☒

11	Percent of Class Represented by Amount in Row (9): 11.7%

12	Type of Reporting Person (See Instructions): OO

Item 1(a) Name of Issuer:

        The Neptune Society, Inc., a Florida corporation (the "Issuer")

Item 1(b) Address of Issuer's Principal Executive Offices:

        3500 W. Olive Ave., Suite 1430, Burbank, California 91505

Item 2(a) Name of Person Filing:

        The Apogee Companies, Inc. ("Apogee") and Green Leaf Investors I, LLC ("Green Leaf")

Item 2(b) Address of Principal Business Office or, if None, Residence:

        The address of the principal business office for each of Apogee and Green Leaf is 4444 Lakeside Drive, Suite 340, Burbank, California 91505.

Item 2(c) Citizenship:

        Apogee is a corporation organized under the laws of the State of California.

        Green Leaf is a limited liability company organized under the laws of the State of California.

Item 2(d) Title of Class of Securities:

        Common Stock

Item 2(e) CUSIP Number:

        640776 20 9

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

  (a)
  / /    Broker or dealer registered under Section 15 of the Exchange Act;

  (b)
  / /    Bank as defined in Section 3(a)(6) of the Exchange Act;

  (c)
  / /    Insurance company as defined in Section 3(a)(19) of the Exchange Act;

  (d)
  / /    Investment company registered under Section 8 of the Investment Company Act of 1940;

  (e)
  / /    An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

  (f)
  / /    An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

  (g)
  / /    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

  (h)
  / /    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

  (i)
  / /    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

  (j)
  / /    Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

    None of the foregoing are applicable.

Item 4. Ownership.

        (a)    Amount beneficially owned:

  Apogee:

        Apogee hereby is reporting beneficial ownership of 184,509 shares of the Common Stock of the Issuer (including 10,028 shares issuable upon conversion of a convertible debenture) based on the following facts and circumstances:

        Apogee is one of two members of Community Memorial Centers, L.L.C. ("CMC"). CMC has a wholly owned subsidiary, Heritage Memorial Society, L.L.C. ("Heritage"). Of the 184,509 shares of Issuer's Common Stock disclosed herein as beneficially owned by Apogee, 149,649 shares are held of record by CMC and 14,030 shares are held of record by Heritage. The convertible debenture is held of record by CMC.

        In July 2000, CMC and Heritage sold their business operations to the Issuer in exchange for which they received, among other things, shares of the Issuer's Common Stock and a convertible debenture which is convertible into shares of the Issuer's Common Stock. Effective as of July 5, 2000, Apogee and the other member of CMC entered into an agreement relating to the dissolution of CMC and Heritage and the distribution of the assets thereof, including the shares of the Issuer's Common Stock and the convertible debenture held of record by those entities, in accordance with their respective rights under the Operating Agreement of CMC. Although each of CMC and Heritage is in the process of distributing to its members its respective assets, including the Common Stock and convertible debenture of the Issuer, in connection with the winding up of its business and pursuant to the terms of the July 5, 2000 agreement, such distributions have not yet been completed. The shares reported hereunder for Apogee include all shares of the Common Stock of the Issuer (including the number of shares of Common Stock of the Issuer to which Apogee would be entitled upon conversion in full of the convertible debenture and distribution by CMC in accordance with the July 5, 2000 agreement) to which Apogee is entitled by virtue of the July 5, 2000 agreement. However, as of the date hereof, such shares and debenture have not been distributed and remain held by and of record by CMC or Heritage, as the case may be.

  Green Leaf:

        Green Leaf beneficially owns 311,447 shares of Common Stock (includes 225,000 shares of Common Stock issuable upon conversion of a convertible debenture and 7,500 shares issuable upon exercise of warrant).

  (b)
  Percent of Class:

  Apogee: 7.6%

  Green Leaf: 11.7%

  (c)
  Number of Shares as to which the reporting person has:

  (i)    Sole power to vote or to direct the vote:

  Apogee: 10,622 shares of Common Stock (See item 4(a) above.)

        Green Leaf: 311,447 shares of Common Stock (includes 225,000 shares of Common Stock issuable upon conversion of a convertible debenture and 7,500 shares issuable upon exercise of warrant).

    (ii)
    Shared power to vote or direct the vote:

    Apogee: 0 (see item 4(a) above.)

    Green Leaf: 0

    (iii)
    Sole power to dispose or to direct the disposition of:

    Apogee: 10,622 shares of Common Stock. (See item 4(a) above.)

        Green Leaf: 311,447 shares of Common Stock (includes 225,000 shares of Common Stock issuable upon conversion of a convertible debenture and 7,500 shares issuable upon exercise of warrant).

    (iv)
    Shared power to dispose or to direct the disposition of:

        Apogee: 173,887 shares of Common Stock (includes 10,208 shares of Common Stock issuable upon conversion of a convertible debenture). (See item 4(a) above.)

    Green Leaf: 0

Item 5. Ownership of Five Percent or Less of a Class.

        Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Not applicable.

Item 8. Identification and Classification of Members of the Group.

        Apogee has only one shareholder, Roy P. Disney. Mr. Disney is also the sole shareholder of The Apogee Management Company, Inc., a California corporation ("TAM"). TAM is the manager of Green Leaf, all of the members of which are trusts for the benefit of the minor children of Mr. Disney. The two co-trustees of each of the trusts are the Chief Executive Officer and Secretary of Apogee (who also serves as the Chief Executive Officer and Secretary of TAM) and an independent third party. There is no contract, agreement, arrangement or understanding, whether oral or written, between Apogee and Green Leaf in any way relating to the Common Stock of the Issuer. Apogee and Green Leaf are filing this Schedule 13G together based on the relationship of Mr. Disney to the two entities but neither entity affirms the existence of a group for purposes of Section 13(a) or Section 16 under the Securities Exchange Act of 1934, as amended. See attached Exhibit A.

Item 9. Notice of Dissolution of Group.

        Not applicable.

Item 10. Certifications.

        By signing below, each of the undersigned entities certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 24, 2002 (Date)
THE APOGEE COMPANIES, INC.
By:	/s/ ROY P. DISNEY Roy P. Disney, Chairman of the Board
GREEN LEAF INVESTORS I, LLC
By:	The Apogee Management Company, Inc. (Manager)
By:	/s/ TOM R. CAMP Tom R. Camp, Chief Executive Officer

Exhibit A

AGREEMENT

        The undersigned persons, on May 24, 2002, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Common Stock of The Neptune Society, Inc. at May 24, 2002.

THE APOGEE COMPANIES, INC.
By:	/s/ ROY P. DISNEY Roy P. Disney, Chairman of the Board
GREEN LEAF INVESTORS I, LLC
By:	The Apogee Management Company, Inc. (Manager)
By:	/s/ TOM R. CAMP Tom R. Camp, Chief Executive Officer

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SCHEDULE 13G
Item 1(a) Name of Issuer
Item 1(b) Address of Issuer's Principal Executive Offices
Item 2(a) Name of Person Filing
Item 2(b) Address of Principal Business Office or, if None, Residence
Item 2(c) Citizenship
Item 2(d) Title of Class of Securities
Item 2(e) CUSIP Number
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a
Item 4. Ownership.
Item 5. Ownership of Five Percent or Less of a Class.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.
Item 8. Identification and Classification of Members of the Group.
Item 9. Notice of Dissolution of Group.
Item 10. Certifications.
SIGNATURE
Exhibit A
AGREEMENT